

August 25, 2014

<u>Via E-Mail</u>
Luciano Siani Pires
Chief Financial Officer
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

     Re: **Vale S. A.**
          Form 20-F for the Year Ended December 31, 2013
          Filed March 27, 2014
          File No. 001-15030

Dear Mr. Pires:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/Craig Arakawa for

                            Tia L. Jenkins
                            Senior Assistant Chief Accountant
                            Office of Beverages, Apparel, and Mining